SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.[__])*

Emulex Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

292475209
(CUSIP Number)

Toby E. Symonds

Managing Principal

Altai Capital Management, L.P.

152 West 57th Street, 10th Floor

New York, New York 10019

212-201-5763

With a copy to:

Marc Weingarten and David Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

 212-756-2208

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 15 Pages)

CUSIP No. 292475209	SCHEDULE 13D	Page 2 of 15 Pages

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292475209	SCHEDULE 13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON Altai Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,849,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,849,223
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,849,223
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.35%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 292475209	SCHEDULE 13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON Altai Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,849,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,849,223
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,849,223
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.35%
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 292475209	SCHEDULE 13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON Rishi Bajaj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,849,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,849,223
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,849,223
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.35%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 292475209	SCHEDULE 13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON Toby E. Symonds
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,849,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,849,223
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,849,223
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.35%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 292475209	SCHEDULE 13D	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON Steven V. Tesoriere
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,849,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,849,223
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,849,223
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.35%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 292475209	SCHEDULE 13D	Page 8 of 15 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.10 per share (the “Common Stock”) of Emulex Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 3333 Susan Street, Costa Mesa, California 92626.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by: (i) Altai Capital Management, L.P., a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (“Investment Manager”); (ii) Altai Capital Management, LLC, a Delaware limited liability company (“IMGP”); (iii) Mr. Rishi Bajaj, a United States citizen (“Mr. Bajaj”); (iv) Toby E. Symonds, a United States citizen (“Mr. Symonds”); and (v) Mr. Steven V. Tesoriere, a United States citizen (“Mr. Tesoriere”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as, the “Reporting Persons.” Each of the Reporting Persons is party to a joint filing agreement, which is attached hereto as Exhibit A. Accordingly, the Reporting Persons are hereby filing this joint Schedule 13D.

This Schedule 13D relates to the Common Stock held for the account of Altai Capital Master Fund, Ltd., a Cayman Islands exempted company (“ACMF”). Investment Manager serves as investment manager to ACMF. Each of Investment Manager, IMGP, Mr. Bajaj, Mr. Symonds and Mr. Tesoriere may be deemed to have voting and dispositive power over the Common Stock held for the account of ACMF.

(b) The principal business address of each Reporting Person is 152 West 57th Street, 10th Floor, New York, NY 10019.

(c) The principal business of Investment Manager is serving as the investment manager of certain investment funds, including ACMF. The principal business of IMGP is serving as the general partner of Investment Manager. The principal business of Mr. Bajaj is serving as chief investment officer and managing principal of Investment Manager and member of IMGP. The principal business of Mr. Symonds is serving as president and managing principal of Investment Manager and member of IMGP. The principal business of Mr. Tesoriere is serving as a managing principal of Investment Manager and member of IMGP.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Bajaj is a citizen of the United States of America. Mr. Symonds is a citizen of the United States of America. Mr. Tesoriere is a citizen of the United States of America.

CUSIP No. 292475209	SCHEDULE 13D	Page 9 of 15 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $34,137,687 (including brokerage commissions) in the aggregate to purchase the Common Stock for the account of ACMF.

The source of the funds used to acquire the Common Stock reported herein is the working capital available to ACMF and margin borrowings described in the following sentence. Such shares of Common Stock are held by ACMF in margin accounts, which may extend margin credit to ACMF from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Common Stock held for the account of ACMF was acquired in the ordinary course of the Reporting Persons’ business of purchasing, selling and trading in securities.

The Reporting Persons are concerned about the proposed acquisition of Endace Limited and have become dissatisfied that recently the Issuer has taken significant steps to proceed with the acquisition. As a result, the Reporting Persons have engaged or may in the future engage in discussions with and/or meet with management, the Board of Directors of the Issuer (the “Board”), potential acquirers, financing sources and other shareholders and/or formulate plans or proposals regarding the Issuer or its securities. As part of such activities, the Reporting Persons may take positions or make proposals with respect to potential changes in the operations, management, Board composition, ownership, capital structure, strategy and future plans of the Issuer as a means of enhancing shareholder value.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the shares of Common Stock reported herein.  Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons or their affiliates, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock, voting for or against and expressing support for or against any proposals of the Board or other shareholders of the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 292475209	SCHEDULE 13D	Page 10 of 15 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 4,849,223 shares of Common Stock held for the account of ACMF, constituting approximately 5.35% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 90,597,910 shares of Common Stock outstanding as of January 24, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended December 30, 2012, filed with the Securities and Exchange Commission on February 1, 2013.

(i)	Investment Manager:
	(a)	As of the date hereof, Investment Manager may be deemed the beneficial owner of 4,849,223 shares of Common Stock.
Percentage: Approximately 5.35% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,849,223 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,849,223 shares of Common Stock

(ii)	IMGP:
	(a)	As of the date hereof, IMGP may be deemed the beneficial owner of 4,849,223 shares of Common Stock.
Percentage: Approximately 5.35% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,849,223 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,849,223 shares of Common Stock

(iii)	Mr. Bajaj:
	(a)	As of the date hereof, Mr. Bajaj may be deemed the beneficial owner of 4,849,223 shares of Common Stock.
Percentage: Approximately 5.35% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,849,223 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,849,223 shares of Common Stock

CUSIP No. 292475209	SCHEDULE 13D	Page 11 of 15 Pages

(iv)	Mr. Symonds:
	(a)	As of the date hereof, Mr. Symonds may be deemed the beneficial owner of 4,849,223 shares of Common Stock.
Percentage: Approximately 5.35% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,849,223 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,849,223 shares of Common Stock

(v)	Mr. Tesoriere:

(a)	As of the date hereof, Mr. Tesoriere may be deemed the beneficial owner of 4,849,223 shares of Common Stock.
Percentage: Approximately 5.35% as of the date hereof.
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,849,223 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,849,223 shares of Common Stock

(b) By virtue of its role as investment manager of ACMF, Investment Manager has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 4,849,223 shares of Common Stock beneficially owned by it and held for the account of ACMF. By virtue of its role as general partner of Investment Manager, IMGP is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF. By virtue of his role as chief investment officer and managing principal of Investment Manager and member of IMGP, Mr. Bajaj is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF. By virtue of his role as president and managing principal of Investment Manager and member of IMGP, Mr. Symonds is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF. By virtue of his role as a managing principal of Investment Manager and member of IMGP, Mr. Tesoriere is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule 1 hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

CUSIP No. 292475209	SCHEDULE 13D	Page 12 of 15 Pages

(d) ACMF has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the shares of Common Stock covered by this Schedule 13D that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit A to this Schedule 13D and is incorporated by reference herein.

Other than the joint filing agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
1	Exhibit A - Joint Filing Agreement

CUSIP No. 292475209	SCHEDULE 13D	Page 13 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

ALTAI CAPITAL MANAGEMENT, L.P.

/s/ Toby E. Symonds
Name: Toby E. Symonds
Title: Authorized Signatory

ALTAI CAPITAL MANAGEMENT, LLC

/s/ Toby E. Symonds
Name: Toby E. Symonds
Title: Authorized Signatory

/s/ Rishi Bajaj
Rishi Bajaj

/s/ Toby E. Symonds
Toby E. Symonds

/s/ Steven V. Tesoriere
Steven V. Tesoriere

CUSIP No. 292475209	SCHEDULE 13D	Page 14 of 15 Pages

SCHEDULE 1

Transactions of the Reporting Persons Effected

During the Past 60 Days

The following table sets forth all transactions with respect to the shares effected during the past 60 days by any of the Reporting Persons.  Except as otherwise noted, all such transactions in the table were effected in the open market, and the table excludes commissions paid in per share prices.

ACMF

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
12/18/2012	70,000	6.9564
12/19/2012	275,081	7.0261
12/20/2012	25,000	7.14
12/20/2012	46,400	7.167
12/21/2012	400,000	7.1496
12/21/2012	5,947	7.0868
01/30/2013	74,799	7.391
01/30/2013	50,000	7.41
01/31/2013	220,000	7.5896
01/31/2013	20,000	7.49
02/01/2013	112,000	6.9214
02/01/2013	305,000	6.9619
02/01/2013	5,000	6.90

All of the above transactions were effected on the open market.

CUSIP No. 292475209	SCHEDULE 13D	Page 15 of 15 Pages

EXHIBIT A

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 14, 2013

ALTAI CAPITAL MANAGEMENT, L.P.

/s/ Toby E. Symonds
Name: Toby E. Symonds
Title: Authorized Signatory

ALTAI CAPITAL MANAGEMENT, LLC

/s/ Toby E. Symonds
Name: Toby E. Symonds
Title: Authorized Signatory

/s/ Rishi Bajaj
Rishi Bajaj

/s/ Toby E. Symonds
Toby E. Symonds

/s/ Steven V. Tesoriere
Steven V. Tesoriere